Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors

A.	Operating Results

Overview

Scienjoy Holding Corporation (“we” or the “Company”) was originally incorporated on May 2, 2018 as a British Virgin Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On May 7, 2020, we consummated the acquisition of Scienjoy Inc. As a result of the business combination, we became the holding company of Scienjoy Inc. and we changed our name from “Wealthbridge Acquisition Limited” to “Scienjoy Holding Corporation.”

We are an interactive entertainment leader in the Chinese market and operates platforms on both PC and mobile apps, through which users can enjoy immersive and interactive entertainment live streaming. We had approximately 333.4 million registered users by the end of June 30, 2026, increased from 332.3 million registered users for the year ended December 31, 2025.

We adopt a multi-platform strategy and all platforms are categorized as “SHOW live streaming” in which professional broadcasters provide live streaming entertainment for users primarily in the form of performances (such as singing, dancing, and talk shows). Broadcasters on all platforms have been professionally trained by relevant broadcaster agents to provide more professional content. Despite the similarity in contents, the different platforms adopt different operation strategies, such as, to name a few, different broadcaster policy, events, promotion, and games. We provide a technological infrastructure to enable broadcasters, online users and viewers to interact with each other during live streaming. All platforms can be accessed for free. We mainly derive our revenue from sales of virtual items on the platforms. Users can purchase virtual currency to purchase virtual items for use on the platforms. Users can recharge their virtual currency on the platforms through various online third-party payment platforms, such as WeChat Pay or AliPay.

Recent Developments

On July 1, 2026, the Company signed an investment agreement to invest up to RMB70.0 million into Hangzhou Puhongtianze Management Consulting Partnership   (“Puhong”), a limited partnership, for a 23.3% equity interest and was subsequently admitted as a limited partner of Puhong.

On July 26, 2026, the Company signed an investment agreement, pursuant to which it invested HK$45.0 million into Ventus Value Investment LPF Partnership (the “Ventus Partnership”) as a limited partner. The term of the Ventus Partnership is for five years, provided that the term may be extended by the general partner of the Ventus Partnership for an additional two-year period. The Venus Partnership raised total capital of HK$100.0 million, in which another limited partner contributed the remaining HK$55.0 million.

On September 2, 2026, the Company entered a sale and purchase agreement (the “SPA” and the transaction as contemplated therein, the “Transaction”), through its wholly-owned subsidiary Scienjoy Innovation Labs Inc. (“Scienjoy Innovation”, incorporated on July 16, 2026), to acquire 239,234,000 ordinary shares (the “Shares”) of Leader Education Limited (“Leader Education”, a listed company on the HKEX), an investment holding company that provides private higher education services in China, from Shuren Education Limited (“Shuren”), Leader Education’s controlling shareholder, for HK$102.69 million. The Shares represent 29.9% of the issued and outstanding share capital of Leader Education. The closing of the Transaction is subject to mutually agreed conditions, which includes: (i) Scienjoy Innovation being satisfied with the results of its due diligence of Leader Education and its subsidiaries; (ii) the absence of any material breach of warranties in the SPA by Shuren; (iii) all necessary waivers, consents, and/or notifications having been obtained; (iv) the continued listing of Leader Education’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited on or before the closing date; and (v) no suspension in trading of Leader Education’s ordinary shares had occurred for more than ten consecutive business days. The Transaction was closed on October 15, 2026. This Transaction is deemed to be a related party transaction since the Company’s independent director, Jun Lu, is also an executive director of Leader Education.

Key Factors Affecting Our Results of Operations

General Factors

Development of the mobile live streaming market in China over the past decade has been influenced by a number of macroeconomic and technological factors and trends, including increasing disposable income and demand for cultural and entertainment activities and increased use of the mobile internet. Our business and operating results are affected by general factors affecting China’s entertainment live streaming industry, which may include the following:

●	China’s overall macroeconomic landscape;

●	China’s overall entertainment and mobile entertainment growth;

●	Usage and penetration rate of mobile Internet and mobile payment;

●	Growth and competitive landscape of China’s mobile live streaming market, especially entertainment SHOW live streaming; and

●	Governmental policies affecting China’s live streaming industry;

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect its results of operations.

Specific Factors

While our business is influenced by general factors affecting the mobile live streaming industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to retain broadcasters and enhance user experience

We continue to improve our operational capability with more attractive contents, such as music, dancing, talk shows, traditional drama, online competitions and offline events, to further enhance user experience. We are offering different content and games to incentivize users to pay for our services. Therefore, quality broadcasters and interesting content are essential to our operations. In order to retain quality broadcasters, we have developed a revenue sharing policy, pursuant to which we share revenue generated on the platforms with talents agencies, which in turn share revenue with broadcasters. Additionally, in order to maintain the quality of broadcasters and service, we are conservative in hiring broadcasters and has adopted strict operation procedures for screening broadcasters before hiring. We primarily work with professional agents to identify and retain new broadcasters. The increasing number of trained broadcasters, who provide better quality performance, also contributes to improved average live streaming revenue per paying user (“ARPPU”) and our paying ratio.

Our ability to maintain and expand our user base

User base is another key factor for success in the mobile live streaming industry. We endeavor to provide attractive content to keep users on our platforms as long as possible. Our multi-platform strategy attempt to retain users by providing diversified content, promotions and an enhanced user experience.

With respect to user base, our mobile live show streaming sector differs from other mobile live streaming sectors such as the pan-entertainment live streaming and game live streaming sector. In live show streaming, each broadcaster interacts in real time with users and therefore the number of users that each broadcaster can entertain at the same period in his/her video room is limited, which provides for a more unique user experience than those found in other live streaming sectors.

We continue to seek opportunities to grow our user base and enhance our user engagement. Our ability to do so largely depends on our ability to recruit, train, and retain high quality broadcasters and on our ability to produce high quality content. We also intend to continue to invest in our brand recognition.

Our ability to improve innovative technologies

The ability to understand market traffic and pair users with suitable broadcasters and associated activities is key for user stickiness and monetization in the mobile show live streaming industry. By using big data analytics to understand individual user behavior and industry trends, we intend to continually adjust our platform to better guide users to appropriate broadcasters as well as to analyze traffic on other sites to select the best methods and targets for user acquisition.

Summary Consolidated Statements of Operations and Comprehensive Income

	For the six months ended June 30,
	2025	2026	2026
Amounts in thousands of RMB and US$	RMB	RMB	US$
Total revenue	656,367	588,067	86,670
Cost of revenues	(533,195)	(482,554)	(71,120)
Gross profit	123,172	105,513	15,550
Sales and marketing expenses	(3,412)	(1,911)	(282)
General and administrative expenses	(44,379)	(35,651)	(5,254)
Research and development expenses	(36,999)	(44,599)	(6,573)
(Allowance for) reversal of credit losses	(1,400)	724	107
Income from operations	36,982	24,076	3,548
Change in fair value of investment in marketable security	(31,092)	(5,242)	(773)
Investments loss	(971)	(70)	(10)
Interest income, net	996	2,042	301
Other income (expenses), net	9,072	(1,018)	(150)
Foreign exchange loss, net	(2,630)	(499)	(74)
Income before income taxes	12,357	19,289	2,842
Income tax expense	(2,608)	(503)	(74)
Net income	9,749	18,786	2,768
Less: net loss attributable to non-controlling interest	(3,744)	(1,181)	(174)
Net income attributable to the Company’s shareholders	13,493	19,967	2,942

Revenues

Our revenues consist of live streaming revenue and technical services revenue. We generate technical services revenue from providing technical development and advisory services, however, we deem the technical services revenue as not material. Our revenue is mostly from the sales of virtual items used in our live streaming business.

Virtual items are categorized as consumable and time-based items. Consumable items, as virtual gift service, are consumed and used by users upon purchase, while time-based virtual items, such as privilege titles, could be used for a fixed period of time. Accordingly, revenue is recognized at the time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which is usually over one to multiple months and does not exceed one year. For the six months ended June 30, 2025 and 2026, revenue from consumable virtual items represented over 96% of the total net revenue.

As we continue to grow our live streaming business, and enhance our user engagement and expand virtual gifting scenarios to increase users’ willingness to pay, we expect our revenue from the sales of virtual items in our live streaming business to increase.

The following table sets forth types of our revenue for the periods indicated:

	For the six months ended June 30,
	2025	2026	2026
Amounts in thousands of RMB and US$	RMB	RMB	US$
Live streaming - consumable virtual items revenue	630,084	564,951	83,263
Live streaming - time based virtual item revenue	9,258	6,092	898
Technical services and others	17,025	17,024	2,509
Total revenue	656,367	588,067	86,670

As of June 30, 2026, we operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the periods indicated:

	For the six months ended June 30,
	2025	2026	2026
Amounts in thousands of RMB and US$	RMB	RMB	US$
Showself	165,985	143,165	21,100
Lehai	136,694	178,448	26,300
Haixiu	117,037	91,173	13,437
Beelive	118,955	98,688	14,545
Hongle	100,671	59,569	8,779
Technical services and others	17,025	17,024	2,509
TOTAL	656,367	588,067	86,670

The total number of paying users at Showself Live, Lehai Live, Haixiu Live, BeeLive Live and Hongle Live for the periods indicated is as following:

	For the six months ended June 30,
	2025	2026

Showself	46,724	38,408
Lehai	70,060	64,135
Haixiu	61,556	38,809
Beelive	33,221	27,488
Hongle	42,327	27,534
TOTAL	253,888	196,374

The ARPPU by Showself Live, Lehai Live, Haixiu Live, BeeLive Live and Hongle Live is as following:

	For the six months ended June 30,
	2025	2026	2026
In RMB and US$	RMB	RMB	US$
Showself	3,552	3,727	549
Lehai	1,951	2,782	410
Haixiu	1,901	2,349	346
BeeLive	3,581	3,590	529
Hongle	2,378	2,163	319
Overall average	2,518	2,908	429

Our ARPPU in each platform may fluctuate from period to period due to the mix of live streaming services purchased by the paying users. The overall ARPPU for the six months ended June 30, 2025 and 2026 was RMB2,518 and RMB2,908, respectively.

Cost of Revenues

Our cost of revenues primarily consists of (i) revenue sharing fees, including payments to various broadcasters and content providers, (ii) user acquisition costs, (iii) bandwidth related costs, and (iv) other costs.

The table below shows the cost of revenues for the periods indicated.

	For the six months ended June 30,
	2025	2026	2026
Amounts in thousands of RMB and US$	RMB	RMB	US$
Revenue sharing fees	478,482	439,156	64,724
User acquisition costs	31,701	16,280	2,399
Bandwidth related costs	2,622	2,752	406
Others	20,390	24,366	3,591
TOTAL	533,195	482,554	71,120

Revenue sharing fees cost: Our revenue sharing fees represent our payment to broadcasters based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription-based privileges. Revenue sharing fees were 73% and 75% of revenues for the six months ended June 30, 2025 and 2026, respectively.

User acquisition costs: We acquire users primarily through viral marketing, or word-of-mouth marketing, and online download. We provide online downloads of our apps via various third-party websites, including online advertising networks, internet portals and mobile application stores. We pay such third parties a fee for each registered user account acquired through them.

Bandwidth related cost: Bandwidth related cost consists of fees that we pay to telecommunication service providers for server hosting, bandwidth and content delivery-related services such as CDN (content delivery network).

Others: Other costs include (i) fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, technology service costs, and content producing costs, (ii) personnel fees directly related to the revenue such as operation employees’ salary and benefits, and (iii) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platforms. For the six months ended June 30, 2025 and 2026, other cost represented approximately 3% and 4% of total revenue, respectively.

Operating Expenses

Our operating expenses consist of (i) sales and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) (allowance for) reversal of credit losses.

	For the six months ended June 30,
	2025	2026	2026
Amounts in thousands of RMB and US$	RMB	RMB	US$
Sales and marketing expenses	(3,412)	(1,911)	(282)
General and administrative expenses	(44,379)	(35,651)	(5,254)
Research and development expenses	(36,999)	(44,599)	(6,573)
(Allowance for) reversal of credit losses	(1,400)	724	107

Sales and marketing expenses: Our sales and marketing expenses mainly consist of (i) salaries and benefits for sales and marketing employees, and (ii) branding and advertisement expenses, including advertisements, holding promotional events and developing and designing marketing campaigns. We expect to target sales and marketing expenditures to attract targeted paying users.

General and administrative expenses: Our general and administrative expenses primarily consist of (i) salaries and benefits for our general and administrative staff, (ii) consulting fees, (iii) other expenses primarily including general office expenses, and (iv) office rental expenses. As a public company, we incur additional costs to comply with reporting obligations under the U.S. securities laws.

Research and development expenses: Our research and development expenses primarily consist of (i) salaries and benefits for our research and development employees, and (ii) other expenses primarily including depreciation related to research use. We expect our research and development expenses to continue to grow as we continue to invest in innovative technologies to offer users a better experience.

(Allowance for) reversal of credit losses: We maintain an allowance for credit losses which reflects our best estimate of amounts that potentially will not be collected. When we determine the allowance for credit losses, we take into consideration various factors including but not limited to collection history and credit-worthiness of the debtors as well as the age of the individual receivables account.

Results of Operations

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Revenue: Total revenue decreased to RMB588.1million for the six months ended June 30, 2026 from RMB656.4 million in the same period of 2025, primarily caused by decrease of paying users due to competitive landscape of China’s mobile live streaming market, partially offset by an increase of RMB390 in overall ARPPU to RMB 2,908 for the six months ended June 30, 2026 from RMB2,518 for the same period of 2025. Total paying users were 196,374 for the six months ended June 30, 2026, decreased by approximately 23% as compared to 253,888 in the same period of 2025.

Cost of revenue: Our cost of revenue decreased to RMB482.6 million for the six months ended June 30, 2026 from RMB533.2 million in the same period of 2025. The decrease was primarily attributable to a decrease of RMB39.3 million in our revenue sharing fees and RMB15.4 million in our user acquisition costs, offset by an increase of RMB4.0 million in our other costs.

Gross profit: Our gross profit decreased to RMB105.5 million for the six months ended June 30, 2026 from RMB123.2 million in the same period of 2025. The gross margin decreased to 17.9% for the six months ended June 30, 2026 from 18.8% in the same period of 2025 due to higher revenue sharing fees ratio in oversea mobile live streaming market during the six months ended June 30, 2026.

Total operating expenses: Total operating expenses decreased to RMB81.4 million for the six months ended June 30, 2026 from RMB86.2 million in the same period of 2025.

●	Sales and marketing expenses: Our sales and marketing expenses decreased to RMB1.9 million for the six months ended June 30, 2026 from RMB3.4 million in the same period of 2025, primarily attributable to fewer sales and marketing activities.

●	General and administrative expenses: Our general and administrative expenses decreased to RMB35.7 million for the six months ended June 30, 2026 from RMB44.4 million in the same period of 2025. The decrease was primarily due to a decrease of RMB5.0 million in professional consulting fee and a decrease of RMB3.4 million in amortization of intangible assets.

●	Research and development expenses: Our research and development expenses increased by 20.5% to RMB44.6 million for the six months ended June 30, 2026 from RMB37.0 million in the same period of 2025, due to an increase of RMB8.4 million in employee salary and welfare and an increase of RMB2.6 million in technical service fee, offset by a decrease of RMB3.1 million in share-based compensation.

●	(Allowance for) reversal of credit losses: Our reversal of credit losses was RMB0.7 million for the six months ended June 30, 2026, as compared to allowance for credit losses of RMB1.4 million in the same period of 2025, primarily due to improved collection.

Change in fair value of investment in marketable security: Change in fair value of investment in marketable security decreased to loss of RMB5.2 million for the six months ended June 30, 2026 from RMB31.1 million in the same period of 2025. The decrease was primarily attributable to the fair value changes in investments in publicly traded company.

Investment loss: Investment loss decreased to RMB0.07 million for the six months ended June 30, 2026 from RMB1.0 million in the same period of 2025. The decreased investment loss was primarily attributable to more income distributed by long-term investments.

Interest income: Interest income increased by 105.0% to RMB2.0 million for the six months ended June 30, 2026 from RMB1.0 million in the same period of 2025. The increase was primarily due to higher average bank deposits held.

Other expenses, net: Other loss, net was RMB1.0 million for the six months ended June 30, 2026, as compared to other income, net of RMB9.1 million in the same period of 2025. The change was primarily due to decreased government subsidies and one-time compensation income.

Foreign exchange loss: Foreign exchange loss decreased to RMB0.5 million for the six months ended June 30, 2026 from RMB2.6 million in the same period of 2025.

Income tax expense: Income tax expense decreased to RMB0.5 million for the six months ended June 30, 2026 from RMB2.6 million in the same period of 2025.

Net income: As a result of the foregoing, net income increased by 92.7% to RMB18.8 million for the six months ended June 30, 2026 from RMB9.7 million in the same period of 2025.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The Company sources of liquidity are primarily from the cash earned from its operating activities and proceeds from financing activities. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months. Cash and cash equivalents also consist of funds earned from the operating revenues which were held at the third-party platform fund accounts which are unrestricted as to immediate use or withdraw.

As of December 31, 2025 and June 30, 2026, RMB301.0 million and RMB321.6 million respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of assets and liabilities of the Company and its subsidiaries (including the VIEs) are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Companies in China must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. The Company believes that its current cash and cash equivalents, together with its cash generated from operating activities and financing activities, will be sufficient to meet its present anticipated working capital requirements and capital expenditures for at least the next 12 months. However, the Company may decide to enhance its liquidity position or increase its cash reserve for future investments or operations through additional capital and finance funding. Issuance of additional equity securities, including convertible debt securities, would dilute the Company earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict the Company’s operations and its ability to pay dividends to its shareholders.

As a holding company with no material operations of its own, the Company conducts its operations primarily through its PRC subsidiaries and its variable interest entity (VIE) and the VIE’s subsidiaries. The Company is permitted under PRC laws and regulations to provide funding to its PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans.

The following table presents the summary of the Company’s cash flow data.

	For the six months ended June 30
	2025	2026	2026
Amounts in thousands of RMB and US$	RMB	RMB	US$
Net cash provided by operating activities	50,972	24,156	3,558
Net cash (used in) provided by investing activities	(6,233)	356	52
Net cash used in financing activities	(100)	(359)	(53)
Effect of foreign exchange rate changes on cash and cash equivalents	1,311	(1,876)	(274)
Net increase in cash and cash equivalents	45,950	22,277	3,283
Cash and cash equivalents at beginning of the period	252,540	307,650	45,342
Cash and cash equivalents at end of the period	298,490	329,927	48,625

Operating Activities

Net cash provided by or used in operating activities consisted primarily of the Company’s net income/loss adjusted by non-cash adjustments, such as provision for doubtful accounts, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities was RMB51.0 million for the six months ended June 30, 2025. The difference between the net cash provided by operating activities and net income of RMB9.7 million was primarily attributable to non-cash adjustment of RMB46.2 million, an increase in deferred revenue of RMB9.0 million due to slowly recognized revenue and an increase in accounts payable of RMB3.0 million, a decrease in accounts receivable of RMB2.0 million and an increase in income tax payable of RMB1.1 million, partially offset by a decrease in accrued salary and employee benefits of RMB12.1 million due to distributed employees year-end bonuses, a decrease in lease liabilities -operating lease of RMB4.7 million and a decrease accrued expenses and other current payables of RMB3.3 million.

Net cash provided by operating activities was RMB24.2 million for the six months ended June 30, 2026. The difference between the net cash provided by operating activities and net income of RMB18.8 million was primarily attributable to non-cash adjustment of RMB10.5 million, an increase in accounts payable of RMB10.6 million and an increase in deferred revenue of RMB2.0 million, partially offset by an increase in prepaid expense and other current assets of RMB5.3 million, an decrease in accrued salary and employee benefits of RMB5.1 million an increase in accounts receivable of RMB3.6 million and decreased in lease liabilities of RMB3.1 million.

Investing Activities

Net cash used in investing activities was primarily due to (a) purchases of property and equipment such as electronic equipment, and intangible assets such as trademark, software copyrights, and patents; (b) payment for long term investment.

Net cash used in investing activities was RMB6.2 million for the six months ended June 30, 2025, primarily due to RMB6.0 million paid for long term investments and RMB0.3 million paid for property and equipment.

Net cash provided by investing activities was RMB0.4 million for the six months ended June 30, 2026, primarily due to RMB0.6 million received from long term investments and RMB0.3 million paid for property and equipment.

Financing Activities

Net cash used in financing activities was RMB0.1 million for the six months ended June 30, 2025, primarily due to advance of RMB0.1 million to related parties.

Net cash used in financing activities was RMB0.4 million for the six months ended June 30, 2026, primarily due to proceed of RMB0.1 million from related parties, offset by RMB0.5 million paid for share repurchase.

Capital Expenditures.

For the six months ended June 30, 2025 and 2026, the Company’s capital expenditure amounted to RMB0.3 million and RMB0.3 million, respectively. The Company intends to fund its future capital expenditures with the existing cash balance and other financing alternatives. The Company will continue to make capital expenditures to support the growth of its business.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of our annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on April 23, 2026.

D.	Trend Information

Other than as described elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

In preparing the unaudited condensed consolidated financial statements we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. The following critical accounting estimate was identified for the six months ended June 30, 2026:

Allowance for credit losses:

The Company determines the allowance for credit losses taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. The Company performs ongoing credit evaluations of the debtors, and assesses allowance for credit loss on a portfolio basis. When specific debtors are identified as no longer sharing the same risk profile as the current pool, they are removed from the pool and evaluated separately. Accounts receivable is written off when there is no reasonable expectation of recovery. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. Given the regulatory and tax policy changes for the livestreaming industry starting in the second half of 2025 and accordingly increasing credit risk of our debtors in the livestreaming industry, we provided additional allowance for credit loss for debtors with high risk and delinquent accounts. As a result, our provision for credit loss was RMB133.0 million and RMB132.2 million as of December 31, 2025 and June 30, 2026, respectively. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. The Company will continue to periodically review the allowance and make necessary adjustments accordingly.

A summary of our significant accounting policies which are important to the portrayal of our financial condition and results of operations is set forth in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this filing.